

August 7, 2014

Via e-mail
Stephen N. Landsman, Esq.
Executive Vice President and General Counsel
3075 Highland Parkway, Suite 200
Downers Grove, IL 60515

> **Re:** **Univar Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 1, 2014**
> **File No. 333-197085**

Dear Mr. Landsman:

We have reviewed your registration statement and have the following comments.

Risk Factors, page 14

The Equity Sponsors control the direction of our business. If ownership of our ... page 32

1. Please place the corporate opportunity discussion under a distinct subcaption.

Facilities, page 103

2. Please expand your disclosure here to indicate the extent of utilization of the facilities that you describe, as well as to clarify which of your principal facilities are not held in fee or are subject a major encumbrance. Please refer to comment 31 of our letter dated July 24, 2014, and Item 102 of Regulation S-K.

Compensation of Directors, page 128

3. We note that on page 129 you describe Mr. Vuursteen as a non-employee director and member of your Compensation Committee from January 1, 2013 through August 8, 2013. Please revise your disclosure here to reflect the compensation paid to Mr. Vuursteen for his services as a director in fiscal year 2013. Please also supplementally confirm that Mr. Vuursteen is no longer a director.

Certain Relationships and Related Transactions, page 133

Certain Indebtedness, page 133

4. Please revise to include the interest payable on the debt that you describe here during the last fiscal year. See Instruction 3(b) of Item 404(a).

Stockholders' Agreement, page 133

5. We note that you have removed references to CD&R's ability to select your chairman, the fact that the Stockholders' Agreement provides for the CEO to serve as a director, and the rights of approval over certain matters held by your Equity Sponsors. If the New Stockholders' Agreement still contains these provisions, please disclose so.

Consolidated Financial Statements

Note 7- Employee benefit plans, page F-38

6. We have read your response to prior comment 45 in which you indicate that you determined the actuarial assumptions related to the pension plans in the United States and outside the United States were not significantly different; therefore, you combined disclosures about pension plans outside the United States with those of United States plans. Please confirm, if true, that your benefit obligations of the plans outside the United States are also not significant relative to your total benefit obligation. Otherwise, please revise your filing to provide disclosures about your foreign pension plans separately from your domestic plans.

You may contact Tracie Towner at 202-551-3744 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at 202-551-3791 or Craig Slivka at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

for Pamela Long
Assistant Director

CC: Steven J. Slutzky
     Debevoise & Plimpton LLP